UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

March 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F     X      Form 40 F

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-07 March 8, 2005

DESCRIPTION:

Queenstake Reports Unaudited Fourth Quarter Results and Appointment of Acting CEO and President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  March 8, 2005

By

                             “Dorian L. Nicol” (signed)

                                        (Signature)

Dorian L. Nicol, Executive Vice President

News Release 2005-7

March 8, 2005

TSX – QRL; AMEX – QEE – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE RESOURCES REPORTS UNAUDITED FOURTH QUARTER RESULTS AND APPOINTMENT OF ACTING CEO AND PRESIDENT

Denver, Colorado – March 8, 2005 – Queenstake Resources Ltd.  (TSX:QRL; AMEX:QEE) (the “Company”) reports its unaudited operating and financial results for the fourth quarter and year ended December 31, 2004.  The Company also reports that due to health reasons, Mr. Chris Davie is currently not able to serve as the Company’s President and Chief Executive Officer.  The Board of Directors has appointed Mr. Dorian (Dusty) Nicol to serve as the Company’s acting President and Chief Executive Officer in addition to continuing his duties as Executive Vice President and Director of Exploration.

Summary

Gold production in the years ended December 31, 2004 and 2003 was 243,333 ounces compared to 302,096 ounces.  The production for 2003 included 152,095 ounces which were to the account of the former owners of the Jerritt Canyon Mine and 150,001 ounces which were to the Company’s account.  Gold sales totaled 245,651 ounces for the year ended December 31, 2004, leading to revenues of $97.8 million at an average gold price of $398 per ounce; as compared to gold sales of 146,823 ounces representing $54.9 million in revenues at an average gold price of $378 per ounce for the six months of Company mine operations ended December 31, 2003.  All production is sold at spot price.  Production for the 2004 year was derived from 1,305,833 tons of ore at an average grade of 0.214 ounces per ton (“opt”) and an average process recovery of 87.0%; as compared to production of 767,128 tons of ore at an average grade of 0.221 opt and an average process recovery of 88.5% during the six-months ended December 31, 2003.  Cash operating costs1 were $336 per ounce for 2004 as compared to $270 per ounce for 2003.  The Company will report a net loss of $22.1 million ($0.06 per share), for the year ended December 31, 2004 and a net loss of $4.6 million ($0.01 per share), for the three months ended December 31, 2004.

Gold production in the three months ended December 31, 2004 and 2003 was 60,384 ounces and 68,411, respectively.  Gold sales totaled 64,723 ounces for the three months ended December 31, 2004, leading to revenues of $27.2 million at an average gold price of $432 per ounce; as compared to gold sales of 72,932 ounces for the three months ended December 31, 2003, leading to revenues of $28.5 million at an average gold price of $391 per ounce.  Production for the three-month period ended December 31, 2004 was derived from processing 331,619 tons of ore at an average grade of 0.214 opt with a process recovery of 85.0%.   Production for the three-month period ended December 31, 2003 was derived from processing 369,465 tons of ore at an average grade of 0.212 opt with a process recovery of 87.3%.  Cash operating costs1 for the three-month period ending December 31, 2004 was $336 as compared to $298 during the same period in 2003.

Queenstake’s acting CEO and President, Dorian (Dusty) Nicol, commented, “Production during the fourth quarter was significantly below expectations.  Reasons for the shortfall included mechanical problems with mining and mill equipment together with stope scheduling issues.  The latter were not as severe as earlier in 2004.  Operating costs for the period were higher than expected, principally due to higher electricity and commodity costs.  Operational issues continue to be addressed in order to optimize operations, control operating costs, and realize the full production potential of Jerritt Canyon.  Exploration results, including the 2004 year-end reserve and resource estimate (see NR 2005-2), continue to validate the Company’s excitement about the future of the Jerritt Canyon District.  With a continuing focus on correcting operational issues, the Company anticipates continued progress towards higher production levels and lower cash operating costs1 in 2005.”

Operating Results

Mining through the 2004 year averaged approximately 3,135 tons per day; ore processing averaged approximately 3,577 tons per day at an average grade of 0.214 opt of gold.  Mining through the six months ended December 31, 2003 averaged approximately 2,958 tons per day; ore processing averaged approximately 4,169 tons per day at an average grade of 0.221 opt of gold.  Ore processing for 2004 included an average of 443 tons per day of lower grade materials stockpiled by the former owners.  Although processing lower grade stockpile ore has the effect of reducing the average grade processed, treatment of the stockpile is commercially viable and has positive effects on the metallurgical performance of the processing plant.

Gold production for the three-month period ended December 31, 2004 was 60,384 ounces compared to 68,411 ounces for same period in 2003.  Fourth quarter 2004 production was lower for several reasons, including metallurgical characteristics of the ore mined in 2004, which required lower mill throughput.

Gold production for the period was approximately 19.5% below expectations as tons processed, grade and recovery were all lower than anticipated.  Several of the factors that have adversely affected production levels, such as the number of available working places in the mines, equipment availability and productivity have been improving.

Jerritt Canyon Operations Data

	December 31, 2004	December 31, 2003	December 31, 2002
Gold ounces produced	243,333	150,001	Nil
Gold ounces sold	245,651	146,823	Nil
Average sales price per ounce	$ 398	$ 378	Nil
Cash operating costs per ounce[1]	$ 336	$ 270	Nil
Ore tons mined	1,144,214	544,341	Nil
Tons processed	1,305,833	767,128	Nil
Grade processed (opt)	.214	.221	Nil
Process recovery	87.0%	88.5%	Nil

The Company acquired the Jerritt Canyon Mine on June 30, 2003; consequently comparisons from period to period are not entirely meaningful.

[1]The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced.  This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance.

Financial Results

The Company will report a net loss of $22.1 million ($0.06 per share) and $8.1 million ($0.04 per share) for the years ended December 31, 2004 and 2003, respectively.  The principal components of this loss are illustrated in the attached unaudited Consolidated Statements of Loss.

Revenues of $97.8 million were generated during 2004 from the sale of 245,651 ounces at an average gold price of $398.  During the six months of Company mine operations ended December 31, 2003, revenues of $54.9 million were generated from the sale of 146,823 ounces.  Fourth quarter 2004 revenues of $27.2 million were generated from the sale of 64,723 ounces of gold.  The average gold price realized was $432 per ounce.

Revenue is net of a $0.7 million premium cost of gold put options, which expired during the quarter.  Revenues for the same period in 2003 were $28.5 million generated from the sale of 72,932 ounces and an average realized price of $391 per ounce.

Cash operating costs1 for the three-month period ended December 31, 2004 were $336 per ounce.  The $38 per ounce increase in cash operating costs1 from $298 per ounce in the fourth quarter of 2003 is attributed to the lower 2004 gold production and the remainder is attributable to increased operating costs, including increased electricity and commodity prices.

Depreciation, depletion and amortization (“DD&A”) are substantially all associated with the Jerritt Canyon Mine.  These costs were as expected.  DD&A was $5.8 million for the three-month period ended December 31, 2004 compared to DD&A cost of $3.9 million for the same period in 2003.  The effect on DD&A of the additional capital invested in 2004 is compensated by the effect of the increased proven and probable reserves at the end of 2004.

Exploration expense for the three and twelve-month periods ended December 31, 2004 was incurred for target generation and follow-up within the Jerritt Canyon District.  The Company did not commence its District exploration programs during 2003.

General and administrative costs are associated with the Company’s executive offices; the increase in costs incurred during the three months ended December 31, 2004 compared to the same period in 2003 results from increased corporate activity as the Company has evolved into a mid-tier gold producer.

Interest expense for the three and twelve-month periods ended December 31, 2004 results from the term loan used to complete the acquisition of the Jerritt Canyon Mine, as well as from other notes and capital leases assumed in the Jerritt Canyon acquisition.  Interest expense during the three and twelve-month periods includes a non-cash component of $0.1 million and $4.5 million, respectively, comprised principally of amortization of costs incurred in arranging the term loan and accretion of interest related to certain deferred amounts owing to the vendors of the Jerritt Canyon Mine.  Interest costs incurred during the three-month period ended December 31, 2003 were associated principally with the $20 million term loan, which had been arranged in relation to the acquisition of the Jerritt Canyon Mine.  The term loan and all related deferred payments to the vendors of the Jerritt Canyon Mine were settled in full during the third quarter of 2004.  The Company therefore expects future interest expense to be significantly reduced.

Liquidity and Capital Resources

For the three months ended December 31, 2004, operating activities provided cash of $9.8 million; during the twelve-months ended December 31, 2004, operating activities provided cash of $15.2 million.  The Company’s cash flow from operating activities is influenced principally by gold production and gold prices realized.    Cash flow of $9.8 million provided by operating activities during the three months ended December 31, 2004 exceeded the $7.5 million provided by operations for the same period in 2003.  The increase results from accounts payable increases offsetting the impact of lower gold production, and higher costs incurred in 2004.  The impact of the lower gold production was partially offset by higher gold prices realized in 2004.

The Company invested $8.0 and $24.8 million in the Jerritt Canyon Mine during the three and twelve-month periods ended December 31, 2004, respectively, principally in underground mine development and reserve expansion programs and in purchasing and refurbishing plant and equipment.  At December 31, 2004, the Company had $6.1 million in cash but a working capital deficiency of $5.9 million.  The Company is pursuing the possibility of raising additional capital through debt and equity financing arrangements and filed a preliminary short form prospectus dated February 25, 2005 in connection with a minimum offering Cdn $15.0 million, a maximum offering of Cdn $20.0 million together with an Agents Option to offer and sell up to an additional Cdn $10.0 million of securities at the respective offering price.  Although management has successfully raised significant amounts of capital in the past, there can be no assurance that it will be able to raise additional capital in the future.

Development and Exploration

At the new Steer Mine at Jerritt Canyon, delineation drilling is proceeding and in some areas, development of newly defined ore shapes is providing additional development ore.  Within the Smith Mine, development toward the new Mahala reserve is progressing on schedule and has reached the main part of the ore zone.  Definition drilling has begun and is being expanded on development progressing parallel to the main ore zone.  Good progress is being made in further developing two new areas within the SSX Mine: Zone 1 and Zone 5 (Zone 5 is in the western side of the SSX reserve, adjacent to the approaching Steer decline). SSX comprises approximately 50% of the current estimated Jerritt Canyon proven and probable reserve.

The Company’s 2004 exploration and development programs totaled $10.4 million.  Of this, approximately $6.6 million was for district-scale exploration, and was expensed for accounting purposes.  The remaining $3.8 million was for reserve expansion and was capitalized.  The Starvation Canyon area, which earlier this year yielded encouraging drill intersections, continues to be a primary focus of exploration activity. Numerous other areas, particularly near-mine targets, are being drill tested as well.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

All amounts are in US dollars, unless otherwise indicated.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

Appendix

CONSOLIDATED STATEMENTS OF LOSS – UNAUDITED
	Three months ended		Years Ended
(In Millions of U.S. Dollars)	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
		Restated[2]		Restated[2]
Gold sales	$ 27.2	$ 28.5	$ 97.8	$ 54.9
Costs and expenses
Operating costs	23.0	22.3	85.3	40.7
Depreciation, depletion and amortization	5.8	3.9	19.6	9.2
Exploration	1.7	-	6.6	-
General and administrative	0.8	0.3	3.4	1.9
	31.3	26.5	114.9	51.8
Income (Loss) from operations	(4.1)	2.0	(17.1)	3.1
Other (income) expense, net	0.2	-	(0.5)	(0.2)
Stock-based compensation	0.3	0.3	0.5	0.3
Interest expense	-	3.3	4.9	4.9
Foreign exchange (gain) loss	-	(0.4)	0.1	(0.2)
Provision for impairment of Magistral JV	-	0.1	-	6.2
	0.5	3.3	5.0	11.0
Net loss	($ 4.6)	($ 1.3)	($ 22.1)	($ 8.1)

Net loss per share – basic and diluted	($ 0.01)	($ 0.01)	($ 0.06)	($ 0.04)

[2]  On January 1, 2004, the Company retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) restate prior period financial statements to record  the fair value of stock-based compensation for the years 2002 and 2003.

CONSOLIDATED CASH FLOWS - UNAUDITED
	Three months ended		Years Ended
(In Millions of U.S. Dollars)	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
Operating Activities		Restated[2]		Restated[2]
Net loss	$ (4.6)	$ (1.3)	$ (22.1)	$ (8.1)
Non-cash items	6.6	6.7	24.6	19.5
Changes in non-cash working capital	7.8	2.1	12.7	2.1
Cash provided by (used) in operating activities	9.8	7.5	15.2	13.5
Investing Activities
Property, plant and equipment expenditures	(8.0)	(5.3)	(24.8)	(9.0)
Restricted cash	-	(1.0)	-	(26.3)
Other investing activities	2.1	(2.6)	9.2	(9.8)
Cash provided by (used) in investing activities	(5.9)	(8.9)	(15.6)	(45.1)
Financing Activities
Common shares issued, net	0.8	10.0	15.1	32.3
Term loan	-	(6.9)	(10.0)	10.0
Notes payable and leases	(1.1)	-	(8.2)	-
Other financing activities	-	1.1	-	(1.3)
Cash provided by (used) in investing activities	(0.3)	4.2	(3.0)	41.0

Net increase (decrease) in cash and cash equivalents	3.6	2.8	(3.4)	9.4
Cash and cash equivalents, beginning of the year	2.5	6.7	9.5	0.1

Cash and cash equivalents, beginning of the year	$ 6.1	$ 9.5	$ 6.1	$ 9.5

[2]  On January 1, 2004, the Company retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) restate prior period financial statements to record  the fair value of stock-based compensation for the years 2002 and 2003.

CONSOLIDATED SUMMARY BALANCE SHEETS – UNAUDITED
	Years Ended
(In Millions of U.S. Dollars)	December 31, 2004	December 31, 2003
Assets		Restated[2]
Current assets	$ 16.8	$ 30.1
Restricted cash	26.4	26.3
Mineral property, plant and equipment, net	42.5	35.3
Other assets	2.2	6.2
Total Assets	$ 87.9	$ 97.9
Liabilities and Shareholders’ Equity
Current liabilities	$ 22.7	$ 20.9
Other long-term liabilities	1.1	6.5
Reclamation and mine closure	25.8	25.8
Common shares	101.0	85.2
Other equity accounts	0.5	0.6
Deficit	(63.2)	(41.1)
Total Liabilities and Shareholders’ Equity	$ 87.9	$ 97.9

[2]  On January 1, 2004, the Company retroactively adopted the transitional rules of CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”).  This requires the Company to: (a) for fiscal years beginning after January 1, 2004, commence recording in the accounts the cost of stock-based compensation, estimated using the fair-value method prescribed in CICA 3870; and (b) restate prior period financial statements to record  the fair value of stock-based compensation for the years 2002 and 2003.